Exhibit 99.1

Huadi International Group Co., Ltd. Announces Fiscal Year 2020 Financial Results

WENZHOU, China, March 30, 2021 (GLOBENEWSWIRE) -- Huadi International Group Co., Ltd. (“HUDI” or the “Company”) (NASDAQ: HUDI), a leading developer and manufacturer of industrial stainless steel seamless pipes and tubes products in China, today announced its audited financial results for the fiscal year ended September 30, 2020.

Financial Highlights for the Fiscal Year 2020

	For the Fiscal Years Ended September 30,
($ millions, except per share data)	2020	2019	% Change
Revenue	$59.14	$65.52	-9.7%
Gross profit	$10.66	$14.62	-27.1%
Gross margin	18%	22.3%	-19.3 percentage points
Income (loss) from operations	$4.46	$8.38	-46.8%
Operating income (loss) margin	7.5%	12.8%	-41.4 percentage points
Net income (loss) attributable to Huadi International	$3.32	$5.39	-38.4%
Diluted earnings (loss) per share	$0.34	$0.54	-37%
Net book value per share	$2.58	$2.12	21.7%

●	Revenue decreased by 9.7% to $59.14 million primarily due to the mandated nation-wide lockdown caused by the outbreak of the Covid-19 pandemic. While the Company managed to achieve quick recovery and sustained similar domestic sales revenue compared with fiscal year 2019, our international sales revenue was negatively impacted by the lockdown during the fiscal year ended September 30, 2020. Our international sales revenue decreased by approximately $7.41 million, or 41.4%, during 2020 fiscal year compared to 2019 fiscal year.

●	Gross profit decreased by 27.1% to $10.66 million. Gross margin was 18%, compared to 22.3% for the prior fiscal year. The decrease of gross profit was primarily due to decreased weighted average selling prices we offered to customers as a temporary sales strategy during the pandemic by providing one-off discount on certain customized products to some customers as a result of other customers who ordered those customized products not being able to fulfill their orders as they suffered from the negative impact of the COVID-19 pandemic in early 2020.

●	Operating income was $4.46 million, compared to income from operations of $8.38 million for the prior fiscal year. Operating margin was 7.5%, compared to operating profit margin of 12.8% for the prior fiscal year.

●	Net income attributable to Huadi International was $3.32 million, or net earnings of $0.34 per share. This compared to net income attributable to Huadi International of $5.39 million, or $0.54 per share, for the prior fiscal year.

●	Net book value per share was $2.58 as of September 30, 2020, compared to $2.12 as of September 30, 2019.

"While the COVID-19 pandemic caused historic setbacks on the global economy and unprecedented difficulties along the stainless steel pipe value chain, we managed to sustain our revenue to $59.14 million for the year ended September 30, 2020, a testament to our strong product quality and customer recognition among our end customers. However, margins and profitability were still impacted by the pandemic and declined in the fiscal year 2020. We are encouraged and looking forward to the year ahead, as we develop new products and expand our market penetration in both domestic and international markets. We are confident that the Company will be able to drive strong growth in sales, profitability and margins in the years ahead", commented Mr. Di Wang, Chairman of Huadi International Group Co., Ltd.

Financial Results for the Fiscal Year 2020

Revenue

For the fiscal year ended September 30, 2020, revenue decreased by 9.7% to $59.14 million. The decline was primarily due to the outbreak of the Covid-19 pandemic during the reporting period. The Company still managed to sustain significant level of sales when the stainless steel pipe value chain was largely paralyzed by the pandemic because it applied strategies to gain additional revenue from providing production services, which contributed $1.37 million sales to the total revenue of the reporting fiscal year. The following table summarizes revenue by geographic areas for the years ended September 30, 2020 and 2019, respectively:

	For the Fiscal Years Ended September 30,
	2020	2019
Top 5 International Markets:	Sales Amount ($ millions)	As % of Sales	Sales Amount ($ millions)	As % of Sales	% Change
China	$47.27	79.93%	$47.6	72.66%	-0.7%
India	5.08	8.59%	3.80	5.79%	33.9%
US	3.00	5.07%	8.29	12.65%	-63.8%
Australia	1.33	2.24%	0.47	0.72%	183%
Canada	0.93	1.56%	2.04	3.11%	-54.4%
Other foreign countries	1.53	2.59%	3.32	5.07%	-53.9%

Sales in China, the Company’s largest market was $47.27 million during fiscal year 2020, slightly decreased by 0.7% from $47.6 million of the prior fiscal year. India and Australian markets reported significant sales growths year-on-year of 33.9% and 183% respectively to $5.08 million and $1.33 million during the reporting period. However revenues from major North American markets (the US and Canada) were negatively impacted by the lockdown as above stated, where posted in total $3.92 million sales in 2020 as compared to $10.33 million sales during the prior fiscal year. Sales from other foreign countries were also down by 53.9% YOY to $1.53 million during fiscal year 2020 due to the same reason.

Gross Profit

Gross profit decreased by $3.96 million, or 27.1%, to $10.66 million for the fiscal year 2020 from $14.62 million for the prior fiscal year. As a result, gross margin decreased to 18% for the fiscal year 2020 from 22.3% for the prior fiscal year. The decrease of gross profit was mainly due to a decline in sales during the pandemic outbreak.

Operating Expenses

Selling, general and administrative expenses decreased by $0.53 million, or 11.86%, to $3.94 million for the fiscal year 2020 from $4.47 million for the prior fiscal year. As a percentage of total revenue, selling, general and administrative expenses was 6.67% for the fiscal year 2020 and 6.82% for the prior fiscal year. The decrease in SG&A expenses was primarily due to decreases in freight expenses, administrative staff expenses, and compensation for the sales personnel during fiscal year 2020.

Research and development expenses increased by $0.34 million, or 19.1%, to $2.12 million for the fiscal year 2020 from $1.78 million for the prior fiscal year. As a percentage of sales, research and development expenses was 3.6% for the fiscal year 2020, compared to 2.7% for the prior fiscal year.

Total operating expenses decreased by $0.04 million, or 0.6%, to $6.2 million for the fiscal year 2020 from $6.24 million for the prior fiscal year. As a percentage of sales, total operating expenses was 10.5% for the fiscal year 2020, compared to 9.5% for the prior fiscal year.

Income(loss) from Operations

Income from operations was $4.46 million for the fiscal year 2020, compared to income from operations of $8.38 million for the prior fiscal year. As a result, operating income margin was 7.5% for the fiscal year 2020, compared to operating margin of 12.8% for the prior fiscal year. The decreases in operating income and operating margin were primarily related to increase in research and development expenses.

Other Income (Expenses)

Interest expenses were $2.16 million for the fiscal year 2020, compared to $2.15 million for the prior fiscal year. Other income was $1.28 million for the fiscal year 2020, compared to $0.22 million for the prior fiscal year. As a result, total net other expenses were $0.89 million for the fiscal year 2020, compared to $1.93 million for the prior fiscal year.

Net Income (loss) and earnings (loss) per share

As a result of the factors described above, net income was $3.36 million for the fiscal year 2020, compared to net income of $5.45 million for the prior fiscal year. Net income margin was 5.7% for the fiscal year 2020, compared to net profit margin of 8.3% for the prior fiscal year.

After deducting for non-controlling interests, net income attributable to Huadi International was $3.32 million, or net earnings of $0.34 per share, for the fiscal year 2020. This compared to net income attributable to Huadi International of $5.39 million, or $0.54 per share, for the prior fiscal year.

Financial Condition

As of September 30, 2020, cash and cash equivalents totaled $0.8 million, compared to $1.06 million as of September 30, 2019. Short-term bank borrowings were $31.22 million as of September 30, 2020, compared to $31.49 million as of September 30, 2019.

Net accounts receivable was $13.62 million as of September 30, 2020, compared to $14 million as of September 30, 2019. Inventories were $20.84 million as of September 30, 2020, compared to $17.85 million as of September 30, 2019. Accounts payable was $1.86 million as of September 30, 2020, compared to $1.12 million as of September 30, 2019.

Total current assets and current liabilities were $47.35 million and $43.33 million, respectively, leading to a current ratio of 1.09 as of September 30, 2020. This compared to total current assets and current liabilities were $47.93 million and $47.57 million, respectively, and current ratio of 1 as of September 30, 2019.

Net cash provided by operating activities was $3.2 million for the fiscal year 2020, compared to $2.35 million for the prior fiscal year. Net cash provided by investing activities was $0.06 million for the fiscal year 2020, compared to net cash used in investing activities of $0.91 million for the prior fiscal year. Net cash used in financing activities was $4.69 million for the fiscal year 2020, compared to net cash used in financing activities of $3.49 million for the prior fiscal year.

Recent Developments

On March 17, 2021, the Company announced that it was awarded stainless steel seamless pipe order contracts that worth RMB 10.2 million (approximately $1.6 million) after winning bid for a mining project in China Gansu province.

On March 03, 2021, the Company announced that it has been awarded RMB 12.45 million (approximately $1.95 million) stainless pipe order contracts after winning bids for two chemical-related projects.

In January 2021, the Company completed initial public offering on the NASDAQ stock exchange market and raised $25 million by offering 3.1 million shares at $8.00 per share, the high end of the range of $7 to $8. At pricing, the Company commanded a market value of $106 million.

On June 26, 2020, the China Association of Manufacturing Enterprises and the China Industrials Information Statistics Association issued the “200 Best Benefits for Chinese Manufacturing Enterprises” Certificate, proving that Huadi Steel Group Limited, the Company’s subsidiary in the PRC (“Huadi Steel”) was rated as “200 Best Benefits for Chinese Manufacturing Enterprises in 2020” by the China Association of Manufacturing Enterprises, the China Industrials Information Statistics Association and Focus China.com, ranking 200th. This certificate is valid until June 25, 2021.

In January 2020, Zhejiang Provincial Bureau of Administration for Market Regulation awarded Huadi Steel “Zhejiang Trademarks Brand Demonstration Enterprise”.

On December 12, 2019, Wenzhou Municipal Bureau of Administration for Market Regulation and Wenzhou Municipal Bureau of Intellectual Property granted Huadi Steel a list of key Trademarks protection in Wenzhou (well-known Trademarks enterprises).

About Huadi International Group Co., Ltd.

Huadi International Group Co., Ltd. is a leading manufacturer of industrial stainless steel seamless pipes and tubes products with extensive distribution facilities and network for over twenty provinces in China and across international steel pipes industry. It offers a broad range of products exported to twenty countries and regions such as United States, Mexico, Thailand, Australia, Argentina, Taiwan, India, the Philippines, UAE and Canada. Its products are widely used in the oil & gas transmission, chemistry engineering, food processing, medical devices, aeronautics and astronautics, boiler, irrigation works construction, electricity, automobile, naval architecture, paper mill and mechanical industries. For more information about the Company, please visit: http://www.huadi.cc.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

The Company:

IR Department

Email: IR@huadigroup.com

Investor Relations:

Dong Cao, CFA

EverGreen Consulting Inc.

Email: IR@changqingconsulting.com

Phone: +86 13502048965

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2020 AND 2019

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2020	2019
Assets
Current assets:
Cash and cash equivalents	$796,794	$1,057,992
Restricted cash	908,410	1,958,680
Accounts receivable, net of allowance for doubtful accounts of $2,910,554 and $2,764,735, respectively	13,618,697	14,001,714
Accounts receivable – related parties	1,914,380	498,125
Notes receivable	555,612	517,649
Inventories	20,837,594	17,845,405
Advances to suppliers	998,123	1,306,926
Advances to suppliers – related parties	5,342,512	5,251,600
Other receivables	2,375,031	5,494,060
Total current assets	47,347,153	47,932,151
Property, plant and equipment, net	6,687,642	6,479,256
Intangible assets, net	1,202,687	1,171,883
Long-term investments	13,449,305	12,775,494
Deferred tax assets	436,583	414,710
TOTAL ASSETS	$69,123,370	$68,773,494
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,855,047	$1,124,061
Accrued expenses and other current liabilities	1,587,826	1,887,934
Notes payable	1,517,026	3,696,652
Advances from customers	1,515,452	1,221,152
Due to related parties	1,407,711	4,101,710
Short-term borrowings	31,221,280	31,488,660
Tax payable	4,230,328	4,046,225
TOTAL LIABILITIES	43,334,670	47,566,394

COMMITMENTS AND CONTIGENCIES

Shareholders’ equity:
Common stock, $0.0002 par value, 250,000,000 shares authorized, 10,000,000 shares issued and outstanding	2,000	2,000
Additional paid-in capital	22,531,620	22,531,620
Accumulated deficit	(159,189)	(3,481,925)
Accumulated other comprehensive income	3,189,856	1,976,808
Total equity attributable to Huadi International Group Co., Ltd.	25,564,287	21,028,503
Equity attributable to non-controlling interests	224,413	178,597
Total shareholders’ equity	25,788,700	21,207,100
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$69,123,370	$68,773,494

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019
(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2020	2019
Sales	$57,767,081	$65,518,316
Production service revenue	1,370,197	-
Cost of sales	(48,473,061)	(50,895,644)
Gross profit	10,664,217	14,622,672

Operating expenses:
Selling, general and administrative	3,938,511	4,467,058
Research and development	2,120,649	1,777,110
Bad debt	144,472	-
Total operating expenses	6,203,632	6,244,168

Operating income	4,460,585	8,378,504

Other income (expenses):
Interest expenses, net	(2,162,589)	(2,149,077)
Other income, net	1,277,252	222,250
Total other expenses, net	(885,337)	(1,926,827)

Income before income taxes	3,575,248	6,451,677

Income tax provision	(218,949)	(1,005,190)

Net income	3,356,299	5,446,487
Net income attributable to non-controlling interests	33,563	54,465

Net income attributable to Huadi International Group Co., Ltd.	$3,322,736	$5,392,022

Net income	$3,356,299	$5,446,487

Other comprehensive income (loss):
Foreign currency translation adjustment	1,225,301	(857,879)

Total comprehensive income	4,581,600	4,588,608
Comprehensive income attributable to non-controlling interests	45,816	45,886

Comprehensive income attributable to Huadi International Group Co., Ltd.	$4,535,784	$4,542,722

Basic and diluted earnings per share
Basic	$0.34	$0.54
Diluted	$0.34	$0.54
Weighted average numbers of common shares outstanding
Basic	10,000,000	10,000,000
Diluted	10,000,000	10,000,000

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019

(IN U.S. DOLLARS)

	2020	2019
Cash Flows from Operating Activities:
Net income	$3,356,299	$5,446,487
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	723,586	617,634
Amortization	30,048	30,617
Bad debt expense	-	-
Deferred tax benefits (expenses)	-	296,163)
Loss (gain) on disposal of fixed assets	(654,138)	19,051
Changes in operating assets and liabilities:
Accounts receivable	(260,202)	996,761)
Notes receivable	(10,332)	2,606,326
Inventories	(1,987,737)	3,566,204)
Advances to suppliers	366,087	1,387,753)
Advances to suppliers – related party	180,333	(5,459,669
Other receivables	3,303,687	(838,251)
Accounts payable	650,988	(13,033)
Accrued expenses and other current liabilities	(387,358)	843,625)
Notes payable	(2,301,375)	(3,795,141
Advances from customers	222,805	(4,257,789
Tax payable	(28,401)	899,869
Net cash provided by operating activities	3,204,290	2,346,607

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(664,996)	(912,702)
Proceeds from disposition of property, plant and equipment	724,782	-
Net cash provided by (used in) investing activities	59,786	(912,702)

Cash Flows from Financing Activities:
Proceeds from short-term borrowings	38,620,077	39,715,044
Repayments on short-term borrowings	(40,488,791)	(46,605,766)
Advances from related parties	3,068,965	7,926,927
Repayments to related parties	(5,889,557)	(4,526,092
Net cash provided by (used in) financing activities	(4,689,306)	(3,489,887

Effect of exchange rate changes on cash	113,762	(125,041)

Net increase (decrease) in cash and cash equivalents and restricted cash	(1,311,468)	(2,181,023
Cash and cash equivalents and restricted cash at the beginning of year	3,016,672	5,197,695
Cash and cash equivalents and restricted cash at the end of year	$1,705,204	$3,016,672

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$135,262	$202,702
Cash paid for interest	$1,951,622	$2,258,101